# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIEBOLD NIXDORF, Inc, CIK 0000028823
CUSIP: 253651202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Date of event which requires filing of this statement: 06/10/2025
Amends the filing with accession number 0001140361-23-040516
Filed by CIK 0001453885
Persons authorized to receive notices and communications: David Rosenblum, Beach Point Capital Management LP, 1620 26th Street, Suite 6000n, Santa Monica, California (CA), 90404, 310-996-9700

## Reporting persons
- Beach Point Capital Management LP (CIK 0001453885): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,639,846; sole dispositive power 0; shared dispositive power 1,639,846; aggregate amount beneficially owned 1,639,846 (4.4% of the class)
  Comment: The percentage is based on a total of 37,263,876 shares of New Common Stock (as defined herein) outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2025.
- Beach Point GP LLC (CIK 0001455152): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,639,846; sole dispositive power 0; shared dispositive power 1,639,846; aggregate amount beneficially owned 1,639,846 (4.4% of the class)
  Comment: The percentage is based on a total of 37,263,876 shares of New Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DIEBOLD NIXDORF, Inc
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed on August 18, 2023, as amended by Amendment No. 1 filed on February 22, 2024, Amendment No. 2 filed on May 10, 2024 and Amendment No. 3 filed on October 2, 2024 (collectively, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share ("New Common Stock"), of Diebold Nixdorf, Incorporated, a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 350 Orchard Avenue NE, North Canton, Ohio 44720. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a - c, e) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 1,639,846 shares of New Common Stock held by the Clients, which represent approximately 4.4% of the shares of New Common Stock outstanding.

The foregoing beneficial ownership percentage is based on a total of 37,263,876 shares of New Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with regard to 1,639,846 shares of New Common Stock held by the Clients.
Transactions in the class effected during the past sixty days: Except for the transactions listed in Exhibit 6 to this Amendment No. 4, there have been no transactions in the shares of New Common Stock by the Reporting Persons during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 29, 2025, the Reporting Persons ceased to beneficially own more than 5% of the shares of New Common Stock outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6 - Schedule of Transactions, in response to Item 5(c).

## Signatures
- Beach Point Capital Management LP: /s/ David Rosenblum, David Rosenblum, General Counsel (06/17/2025)
- Beach Point GP LLC: /s/ David Rosenblum, David Rosenblum, General Counsel (06/17/2025)